EXHIBIT 99.4

WIPRO LIMITED Q4 03-04 EARNINGS INVESTOR CALL (MORNING CALL)
APRIL 16, 2004

Moderator: Good morning ladies and gentlemen. I am Prathiba, the moderator for this conference. Welcome to Wipro’s fourth quarter earnings call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to handover to the Wipro management. Thank you and over to Wipro.

Lakshminarayana: Thank you Prathiba. Ladies and gentlemen, a very good morning to you in America and a good day to you in all other parts of the world. My name is Lakshminarayana and I am based in Bangalore, along with Sridhar in Mountain View, and Anjan in Bangalore, we handle the industry interface for Wipro. We thank you for your interest in Wipro. It is a great pleasure that I welcome you to Wipro’s teleconference post our results for the fourth quarter and fiscal year ended, March 31, 2004. We have with us Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, Chief Financial Officer, who will comment on the results of Wipro for the quarter and year ended March 31, 2004. We are joined by Mr. Vivek Paul, Vice Chairman, Mr. Suresh Vaswani, President of Wipro Infotech, Mr. Vineet Agrawal, President Wipro Consumer Care and Lighting, Mr. Raman Roy, Chairman Wipro Spectramind, and members of company’s senior management who will be available to answer any questions that you may have. The conference will of course be archived and the transcript will be available on our website, http://www.wipro.com. Before Mr. Premji starts his address, let me draw your attention, that during the call, we might make certain forward-looking statements within the meaning of the Private Securities Litigation Reforms Act of 1995. These statements are based on the management’s current expectation and are associated with risks and uncertainties, which could cause the actual results to defer materially from those expected. These uncertainties and risk factors have been explained in detail in our filing of the SEC. Wipro does not undertake any obligations to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman and Managing Director, Wipro.

Azim Premji: Good morning. The board of directors in the meeting held this morning approved the accounts for the quarter and year ending March 31, 2004. The board has recommended a bonus issue of two additional shares for every share held and normal dividend of Rs. 4 per share equivalent of Rs. 1.33 per share on the expanded share capital, up from Rs. 1 per share on the existing capital of 2002-2003. The board has also recommended a one-time dividend of Rs. 25 per share on the existing capital prior to the bonus issue. The details of our results have been mailed to those registered with us and are also available on our website. Let me share with you some of our thoughts on our performance and prospects. The year 2003-2004 was a defining year for Wipro in many ways. We went past the $1 billion revenue mark at a corporation level, as well as in our combined IT service businesses. We continued on our journey to be a comprehensive solution provider for our customers through organic as well as inorganic initiatives. We successfully integrated our acquisitions and drove significant synergies. Every business unit, every geography, and every service line witnessed robust revenue growth. Our strategy to remain focused in technology business paid rich dividends this year, as our telecom OEM practice led our growth with a 53% year on year revenue growth. In a year with significant rupee appreciation against the dollar and increase in compensation costs put pressure on profitability, we expanded our operating margin in the global IT business for three consecutive quarters, cumulatively improving our operating margins by over 250 basis points. In summation, the year 2003-2004 was a year when we demonstrated the resilience of our business model with healthy growth in revenues and profits. Our India, Asia Pac, and Middle East business, Wipro Infotech, demonstrated its leadership position with strong growth in revenues and expansions in operating margin. With similar good performance from our other businesses as well, we have had a satisfactory year. If 2003-2004 was a defining year, prospects for 2004-2005 seem even more exciting. Offshore outsourcing has delivered tangible business benefits and results to our customers. This is evidenced by sustained momentum we are seeing in our volumes of business. The trend will continue and perhaps accelerate. Customers want to try out Indian IT services vendors for newer services. Our uniqueness in terms of having a wide range of services backed by reference-able customers and our ability to incubate newer services and quickly ramp them up, positions us well to create strong value proposition for our customers, which is critical to achieve our stated goal of growing faster than the industry. Through all these opportunities, we will have to manage newer challenges such as growing scale and firm rupee. However, the strength of our performance in 2003-2004 gives us confidence that we are in good shape to seize the opportunities and face the challenges that this current year will provide. Our focus to deliver robust results in the short term does not in any manner take away our focus from our long-term strategy. We are aware that our journey to achieve our vision to be among the top 10 IT service companies is far from over. Our strategy on acquisitions has broadly worked well and we will continue to look for organic and inorganic opportunities to enhance our skill sets and differentiate. We will continue to invest for the future, both organically as well as inorganically. For, as I have said before, the key to delivering sustainable shareholder value is to balance the demands of the short-term with the requirements of the long-term. I will request Suresh Senapaty, our CFO, to comment on financial results before we take questions.

Suresh Senapaty: A very good morning to all of you ladies and gentlemen. Mr. Premji shared our view on the business environment and I will touch up on a few aspects of financial and operational significance. During the quarter ended March 31, 2004, we had a sequential revenue growth of 11% in our global IT services and product segment, which comprised of 11% revenue growth in the IT services component of the segment, and 11% growth in the IT-enabled services business component of that segment. The 11% growth in the services component was driven by a 10% growth in the volume of business combined with a 3% increase in our realization rate for work performed offshore as well for work performed onsite at our client’s offices. The growth in our IT-enabled services business was primarily due an improvement of 6% in price realization and growth in the volume of business. Rupee appreciation continues unabated and the forward premiums have declined significantly. Proactive hedging has helped to significantly mitigate the impact of this appreciation on our financial results, and as of March 31, 2004, we have adequate forward cover for inflows at rates that are slightly better than the prevailing spot rate. For the quarter ending June 30, 2004, we anticipate that we will continue to see volume led growth with prices moving in a narrow band. We expect to retain operating margins at current levels excluding the probable impact of appreciation of the rupee. The decision of the board to declare a one-time dividend was primarily one of fiscal management based cash available, expected cash generation, and a need for cash for strategic opportunities. The decision on bonus was primarily based on the view of the board on increase in the liquidity of our script. At this point in time, I think it will be useful for me to clarify that the guidance of $292 million for the current quarter is to be compared with the last quarter actual achievement of $276 million in our global IT services business, which is a sequential 5.6% growth. The $288 million that is there in the US GAAP is a convenience translation based on the exchange rate on the last date of the quarter and therefore it is not to be compared with 288, but to be compared with 276. That means 292 is against 276 with a sequential growth of 5.6%.

Lakshminarayana: With this we will be glad to take question, operator.

Moderator: Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions may please press *1 on your touch-tone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in line basis. Participants are requested to restrict to one question in the initial round of Q&A session. To ask a question, please press *1 now. First in line, we have Mr. Chetan Shah from Quantum Securities.

Chetan Shah: My sincere appreciation to the management team for achieving key milestones. Sir, in the IT services space as well as IT-enabled services, the billing rates have increased, what would you attribute this to, cost push factor or demand pull factor?

Vivek Paul: I would say that on the pricing, if you look at that 3% increase, roughly about 2.5% is really more revenue optimization either from, either getting a better mix of business or from getting, you know, fixed price overruns, etc. So, I would say that only about half percent of that is actual apples to apples, just getting prices up. The good news is, we talked last quarter about the fact that we got a couple of customers willing to raise prices, that number has gone up, but it is still too small to really get overly positive about big price increases, but I think we can certainly look for price stability.

Chetan Shah: Okay, thanks.

Moderator: Thank you very much sir. Next in line, we have Mr. Amit Khurana from IL&FS.

Amit Khurana: Yeah, thank you. Vivek, just on this pricing issue, the increases that we are experiencing, are these specific related to the skill sets that Wipro has or do you think it is an industry wide phenomena and how sustainable it could be going forward?

Vivek Paul: It is something that is not unique, I mean, in some terms, you know, everything that we do, somebody or the other also does. In terms of sustainability, as I said, I would not factor in 3% increases every quarter, but certainly we do not see any reason why we would slip below the absolute level that we are at today.

Amit Khurana: Okay. Just a follow up on this, essentially what it imply is if you were to take a look at the last four quarters, four to six quarters, essentially the overall operational parameters, the risk and the overall apprehensions that one would have on sustainability of growth seems to have significantly changed, any views on that?

Vivek Paul: Well, you know, I mean, since you are asking to reflect what was in your mind, it is difficult for me to that, but I think that what I can clearly say is that, you know, we have had, and we always continue to believe that there is an enormous strength in our business model. We continue to see it validated. All this debate that put our name in the front page of every newspaper has only helped companies that would laggard, slow to come to the party; Germany, France were slow to come, when they read all this stuff they go, may be I should get to the game quickly. I think that, you know, over the next 6 months, there will be some uncertainty. I think that in some sense that the car was cruising at a certain speed, it did pick up the pace, I think we will still run with the governor for the next six months, but the car would be still going at a pretty good speed. And the governor will be the fact that customers who are thinking of doing outsourcing, particularly BPO on the back of the lay off in the US, may decide to hold off until the elections are over.

Amit Khurana: Okay. My last question is to Mr. Senapaty. Could you please clarify the change in the accounting policy? There is a Para on note 3, derivative and hedge accounting, what is the likely implication we should be looking at on the change in that policy?

Suresh Senapaty: So far, you know, what we have been doing is, we have been doing an hedging which is equivalent to what has been the exposure in the balance sheet, and with this situation, state of affair of rupee appreciating on a consistent basis, we have been able to take up our hedging strategy more aggressive to be able to cover for the certainty levels we have subject to the regulatory boundary. So given that situation, we, because the hedging is against cash flow forecasted what it means is that the hedges has to be appropriated as and when that particular cash flow comes in. For example, if September 04, we are expecting $10 million against which I am doing an hedge, this particular hedge that I have done will be applied in September 2004 results and not on a mark to market basis in March 2004 when the actual hedging was done. So this is an improvised version of the hedging accounting to reflect our actual strategy.

Amit Khurana: Okay, fine. I have few more questions; I will come back in the second round. Thank you.

Moderator: Thank you very much Sir. Participants are requested to kindly restrict to one question in the initial round. Next in line, we have Mr. Mahesh Vaze from SSKI Securities.

Mahesh Vaze: Yeah hi, the ITES growth rate seems to be now matching the software services growth rate, where as till now there was a significant difference, and ITES was going at a much faster pace, would that be a sign of some sort of weakness because it is an industry still in relative infancy and everyone is talking about big numbers in terms of growth, and I have second small question, what where the translation losses, what was the currency impact on the other income this quarter?

Raman: This is Raman; let me talk you through the growth rates for our BPO business. See, essentially, while as a percentage, as you very correctly pointed out, you do see a decline, but if you look at the numbers and if you look at the last six-seven quarters, you will see that the growth has been in the region of approximately $3 million other than the quarter-ended December where we did some one-time projects for our customers going to the during the Christmas season, holiday, and some new product launches that they had. We see no reason for that growth to continue. However, as the base continues to grow as a percentage you will see that decline.

Suresh Senapaty: Plus, I have to say that in quarter 4, the average exchange rate at which the earnings were at Rs. 45.39.

Mahesh Vaze: No, I just wanted to understand the other income impact, in the sense, is there any translation losses in that other income that you have included?

Suresh Senapaty: Where? In the Indian GAAP, about Rs. 33 million translation gain, forex gain overall, and on the US GAAP, we had at about Rs. 113 million gain.

Mahesh Vaze: Okay, okay thanks a lot.

Moderator: Thank you very much Sir. Next question comes from Mr. Anantha Narayan from Morgan Stanley.

Anantha Narayan: Good afternoon everyone. Senapaty, could you comment on the stock award scheme that you are planning, essentially just a philosophy behind it and whether you have sort of made any concrete plans yet?

Suresh Senapaty: Yeah I think, for example, you know that there has been an ESOP plan so far by many companies including ourselves and there is a debate in terms of the accounting of those options and what it is evolving is that you will be required to take charge onto the P&L account an amount which is disproportionately high compared to the perceived value that the employees think have on as and when they get the grant. So given that situation, we are looking for an another instrument in addition to the regular salaries and the variable pays, etc. etc. in terms of finding out a way to be able to retain people talent and attract talent. So in this situation and based on the SEBI guidance and approvals etc, that we have, we thought of the scheme whereby, this is an instrument, which is called restricted stock unit. So after the approval of the shareholders in June 11th that we have scheduled for, it will be a live scheme, which based on the approval of the compensation committee, etc. etc. will be decided to be awarded for various people, and there will be a exercise price and there will be a vesting schedule. So, this will be an instrument which is not a share but a restricted stock unit, and therefore as and when the vesting happens and as and when the exercise happens, they pay the exercise price and the stock would be awarded to the employees, and it will have the locking as has been given in the vesting schedule, and it will have the same tax advantage as a normal ESOP would under the Indian tax laws.

Anantha Narayan: And have you set any financial parameters in the sense that you know what percentage of revenue or earnings or anything of that sort?

Suresh Senapaty: Well, not done at this stage, what we are saying is that if it has to be given at a submarket price, automatically it will be taken as a charge into P&L account, so not till we get the shareholder approval, we expect the compensation committee to sit and get much more direction in terms of the value limits and so and so forth.

Anantha Narayan: This is final, related question; will you be discontinuing the usage of stock options completely?

Suresh Senapaty: Well, as it stands today, already there has been no fresh grant in the past several quarters now.

Anantha Narayan: Okay thanks a lot.

Suresh Senapaty: Thank you.

Moderator: Thank you very much Sir. We have the next question from Mr. Sandeep Shah of Tower Capital.

Sandeep Shah: Yes Sir, this is a question for the IT enabled business, we have seen the vertical contribution, there is a wide variation in terms of the quarterly growth, what I mean to say is the telecom, and the embedded system has replaced a sequential growth of 40-60%, in comparison to that the BFSI and retail has witnessed sequential de-growth of 16 and 58% respectively, can you explain the same?

Raman: Okay this fundamentally given the base size of the BPO business, a single large customer add, and given the base on which we operate, can make that differential loss. We are not necessarily seeing a significant de-growth in any kind of business but the rate of growth is not the same across all verticals.

Sandeep Shah: Okay, because the de-growth has been substantial in retail segment, so any specific reason or...?

Raman: See I spoke about the one-time revenue that we had last quarter where we helped our customers through the holiday season and with some new product launches that was linked to some such verticals and you are seeing this as a quarter on quarter percentage growth.

Sandeep Shah: Okay and can you comment on the employee decrease of 156, and the attrition rate going up to 21% from 17%?

Raman: Yeah both are linked to the one-time business, partly linked to the one-time business that we had. We ramped up to meet the one-time needs of our customers for the quarter ended 31st December, and as those one-time projects and the business that we had were fulfilled, we ended up having that work force which we redeployed to other processes. Some of the redeployment did not go necessarily as well and the employee skill set did not fit into the needs that we had on the ongoing basis for our existing customers and the new customers we got, and those employees decided to you know move on to other companies, which impacted our attrition rate.

Sandeep Shah: Okay, and this is a question to Senapaty, the tax rate has increased this quarter, the reason for the same?

Suresh Senapaty: You know, we have our domestic IT business, which is fully taxed and therefore the mix change takes place from quarter-to-quarter basis. If we see the mix of profit coming from the Wipro Infotech business and Wipro Technologies business, that is one part, and there was a provision for the past period which we made based on the assessment order of 2000-2001 also has impacted this.

Sandeep Shah: Okay, can you just give us the quantum of that provision which has been made?

Suresh Senapaty: About 6% increase in the ETR is because of the provision.

Sandeep Shah: Okay, thank you.

Moderator: Thank you very much Sir. Participants are requested to kindly restrict to one question in the initial round. Coming up next is a question from Mr. Manoj Singla of JP Morgan.

Manoj Singla: Yeah hi, good morning Sir and congratulations once again for an excellent quarter. My question relates to the guidance for next quarter, if you look at the performance of past 3-4 quarters you have been growing at 10% sequentially and we are guiding for just 6% revenue growth next quarter, what are the assumptions built into this, what is that we are expecting here as to why we are guiding for 6%.

Vivek Paul: Well, you know, I think every quarter we try to give a guidance that we thought was our best-case estimate. So neither have we been conservative nor have we been aggressive in terms of our outlook, and I think the same thing holds right now as well. I think we are seeing some of the basic fundamentals continuing the way they are in terms of a slower growth on a BPO side. I think that as a result what we have done is, and of course, you know, as I said as per our current outlook, our outlook is, that is the guidance that we have given.

Manoj Singla: Sure Vivek, actually just related to that, you rightly pointed out that you guys have been realistic in giving guidance, I just wanted to understand that why do you expect growth to fall from 10% to 6%, there has to be some particular reason, right?

Vivek Paul: You know, I mean, as we look out at the different customers, you know, as I said, you know, we have got slight slow down in the growth rate in the BPO side, if I look at our technology business or telecom business, you know, we are coming off a very, very strong three quarters of sequential growth, we may begin to see that begin to tail off. I think our TSP business also saw a strong growth, we may begin to see, you know, so some of the sort of aftermath if you will, so, you know, in some sense I do not want to say that, you know, we have had three quarters of double digit growth and we expect the same, or I would not be giving this guidance that we are, but I think that you know we are taking a realistic call, that is what we think the call is, and hopefully we will beat it but that is the call.

Manoj Singla: And just finally looking further out, do you believe that, whatever, you will have a slower growth trajectory from hereon given the higher base or just whatever visibility you have right now in terms of qualitative?

Vivek Paul: Well you know I think that the fundamentals continue to be strong. So I think that you know if you look at the demand, if you look at the number of projects we won, if you look at the customers, quality of customers we have accreted, I think you know we are in a position where we continue to feel pretty good about the outlook. As I mentioned earlier we do have the issue that over the next six months some of the business may be running under a governor, so as a result you know you may have a lightly muted growth than you otherwise would, but that is not to say that it would be sharply down or whatever, I mean, I think just a little bit more muted than it could be, so not at its full potential. So I guess it is too early to say that, you know, our growth rate for this year would be higher, lower, or same as last year.

Manoj Singla: Thanks a lot.

Suresh Senapaty: But it will be better than the industry.

Manoj Singla: Thank you.

Moderator: Thank you very much Sir. Our next question comes from Mr. Rahul Dhruv of Smith Barney.

Rahul Dhruv: Yeah hi good afternoon. Just going back to your, you mentioned about pricing, you know, that of the 3-3.5% about 0.5% is because of some renegotiations upwards, could you explain, I mean, where these price increases are coming from, clients which are top 20, top 30, or these are basically the new smaller clients which are actually renegotiating up.

Vivek Paul: We actually have, you know, let me just add to that I mean in some sense we have a full bell curve, we do have a few customers particularly on the IT side, they are, you know, pushing for prices downward, I think our IT team has to push back hard enough on that. I think that on the R&D side where we really took a hit over the last couple of years, we are beginning to see some recovery.

Rahul Dhruv: Right, but again, you know, is it the profile of the client, I mean, are these the big clients, the clients which have actually been announced for a while and....

Vivek Paul: Yes, yes big clients, big clients.

Rahul Dhruv: Most of them are big clients you are saying?

Vivek Paul: Yeah.

Rahul Dhruv: Okay, and secondly I heard, I mean, may be I have heard it wrong, but Mr. Senapaty mentioned that margins will remain stable through the whole of next year?

Suresh Senapaty: No, I said that margins will be stable for the current quarter, that is quarter ending June subjective for rupee-dollar exchange.

Rahul Dhruv: Right.

Vivek Paul: I think the two things we said is that we expect margins to stay stable and that we have aggressively moved up the hedging so that we can mitigate the impact of foreign exchange.

Rahul Dhruv: Right, but what would your outlook for the full year, I mean, given the fact that, okay, so you have taken the rupee impact almost next quarter, so that is fine, what about the wage inflation and any other factors.

Suresh Senapaty: Rahul, as you know that, we do not give a specific guidance with respect to the full year, but yes, like there would be issues with respect to wages, there will be issues on foreign exchange, and we have certain counter levers in terms of the offshore-onsite mix to be able to improve the mix of the people in terms of having more freshers than we so far have been having, utilization, so all these parameters, offshore-onsite, all these parameters are there where we think we could leverage in further including our G&A expenses, so we will continue to look at all this livers to be able to mitigate as much as possible, but as of now, we think that so far as the current quarter is concerned, we will be able to sustain the margins what we have delivered last quarter but for the exchange.

Rahul Dhruv: Right, and just one last one actually on why, I mean, anything new on the acquisitions I mean, we believe lot of people have left, what is the status over there, I mean, is it really dragging down profitability the way it used to or is it lower?

Vivek Paul: Although, you know, it is, from the drive and profitability perspective it is improving every quarter, and from the perspective of the business impact, it is no different than last quarter. We are continuing to achieve what we said we would on the synergy; we are continuing to struggle on the base funnel that we thought we had got.

Rahul Dhruv: Sure thanks; I will come back for more questions.

Pratibha: Thank you very much Sir. Participants are requested to restrict to one question in the initial round. We take our next question from Mr. Mick Dillon of Arete Research.

Mick Dillon: Hi guys, Mick Dillon in London, just wanted to ask two questions, one was around US sales, unfortunately, I have not got the fact sheet yet so I have not been able to see what the US numbers were, were they roughly flat on a quarterly outlook and you are looking therefore down in the current sequential quarter?

Vivek Paul: No I think that if you look at the sequential growth for the US, Europe it was, I am sorry, we do not know there is confusion as to what exactly you asked for, could you repeat that?

Mick Dillon: Yes, what I was saying was that, unfortunately I have not received the fact sheet yet, so I just wanted to check what your US sales were this quarter, and are you actually expecting a down quarter given your flat quarterly outlook for the current quarter, the June quarter.

Lakshminarayana: Hi Mick, LAN here. The US grew sequentially by 9%. Europe grew sequentially by 12%, and Japan grew sequentially by 19%. So we really, you know, broad based growth across all the geographies in the last quarter.

Mick Dillon: And what are you actually looking for, I mean, given the sort of outlook of 292 versus 289 in US dollars. Does that mean that you are actually looking for the US to stop spending in the June quarter? It looks like you are looking for everywhere to stop spending.

Lakshminarayana: Mick, first a clarification, 289 that is in our release is a convenience translation in US GAAP, our accounting is in Rupees, and for the convenience purposes we translate the Rupee number into dollar number based on the rupee-dollar rate on the last day of the quarter. The actual revenue in the quarter ending March were $276 million as against which we have given a guidance of $292 million, that is 6% sequential growth.

Mick Dillon: I see, and then just finally from, on the call last quarter, there was mentions of fears of runaway attrition, as was mentioned by a previous participant, 17 to 21% looks like you are entering a runaway attrition zone. Where does management stand on that? And, I mean, you have mentioned the one off effect, what, can you quantify the percentage that was the one off effect?

Raman: Approximately 20% of the attrition that happened in the quarter would have been related to the one off effect. Beyond that attrition, as far as the BPO industry is concerned, it is the single largest concern factor for us and for the industry. There continues to be rampant transfer of people from one location to the other motivated by some companies, motivated by search firms, etc., and we continue to work with the industry forums, with our competitors, to have mutual agreements not to hire from each other. But, yes, it is an element of concern.

Mick Dillon: So you would say that you underlying attrition was close to the 17%, is that a fair comment?

Raman: About 17-18%, yes. If you take of those one-off cases, but again, you know, those one off cases were employees, they were working on projects and were redeployed, and you know, whether they would have left in any case or they left only because they were redeployed that is a very difficult aspect to club that in one category or the other.

Mick Dillon: Okay, thanks for that.

Vivek Paul: And I should just clarify that that is just on the BPO side. The IT, of course, the attrition rate is much much lower.

Mick Dillon: Sorry, what is the IT attrition rate?

Vivek Paul: The IT attrition rate on an annualized basis is 17%; on a trailing 12 months is 14%.

Mick Dillon: Great, thanks both.

Moderator: Thank you very much Sir. Participants are requested to restrict to one question in the initial round. Our next question comes from Ms. Mitali Ghosh of DSP Merrill Lynch.

Mitali Ghosh: Yeah, hi, and congratulations on a fantastic performance this quarter. I actually wanted to follow through on the manpower cost issue in the IT services side. And, you know, attrition does remain fairly high. So, one, I wanted to understand what is the kind of, you know, how would one look at it in terms of involuntary versus voluntary and across various, you know, categories of experience, and also if you could address, you know, how you see manpower cost pressures onsite, and related to that is the H1B issue?

Vivek Paul: I think that if you look at the compensation pressure what we have had is that we did a salary increase in the last October. In the last quarter we mentioned that despite that we where beginning to feel pressure on the entry level and, you know, sort of 0-4 years experience. And we also mentioned that we were seeing attrition in that band much higher than our senior attrition. That trend continued and we did pass another salary increase in the 0-4 experience batch for the last quarter and were still able to move the margins up. I think that we do not see any abatement on the compensation side. I think that we do expect that, you know, if we look at our overall average salary cost going up about 14% this year, we expect that it is within that band.

Mitali Ghosh: And on the H1B and onsite?

Vivek Paul: On the H1B and onsite, I think that on the onsite so far we have not had any significant attrition and, but we are beginning to see some pressures rising on the compensation side. So that may be something we have do perhaps later this calendar year, but right now there is not a lot of pressure there. On the H1Bs, you know, I mean, whatever adjustments we had to make we already did in terms of removing any special bonuses that we were giving simply to meet legal guidelines of 60,000 dollars. So, there is no impact in either direction.

Shekar: Hi, Sir, this is Shekar. I just wanted to understand what is really the nature of work that you are getting from the telecom OEMs, is it like more of fresh development or is it still the maintenance sort of work? And secondly, like, what are your views on the CAPEX by the telecom service providers say in the Europe or in Japan or in US?

Vivek Paul: Okay I will let Suresh talk about the telecom service providers. But on the telecom OEMs, the range of products we are getting are actually quite interesting. We certainly continue to do the maintenance work, but we are beginning to take more and more full product ownership. In addition, you know, particularly as some of our growth is coming from ramp up of tier-2 vendor, and those tier-2 vendors are, you know, giving us more interesting projects, and we are beginning to see that spend in the tier-2 vendors is beginning to rise, you know, perhaps led by their own improved business prospects. So, I think that the kinds of work that we are doing on the telecom side continues to be interesting. As one of our, as our SBU head for telecom mentioned that when he went to the customers’ headquarters for their supplier meeting, he said that the chairman of that company, the first chart he showed was the flags of China and India, and he said besides singing the national anthem, they clearly said this was their focus, and both from a sell-to and a purchase-form perspective.

Suresh Vaswani: Okay, this is Suresh Vaswani. On the telecom service provider side, I think there is generally a momentum build up in terms of investment, there is generally a momentum build up in terms of CAPEX spending, and specifically on the services that we address, there is a lot of interest both in so far as IT services is concerned as well as BPO is concerned.

Shekar: And lastly like, if may just ask, among all the verticals that you address in the IT services space, which vertical do you see offering the best potential in the coming year, the vertical where you see that the growth can be fastest in the coming year?

Vivek Paul: You know, we really do not manage the business by mix. You know, so, when people said, you know, telecom is in bad shape, are you going to cut your telecom exposure? I mean, that did not make any sense, I mean, we want every single business unit to push as hard as they can and we will do the percentages, you know, at the end of the quarter. So, clearly, I think our expectation is that we continue to strengthen our R&D business, BPO we will figure once this, you know, sort of slow down gets over, I think we should be able to get back into a strong growth path. I think on the IT side we have been doing well. There is no reason why we should slow down there. Our package implementation business had an outstanding year. For example in IT, we are going to continue to expect that. So, I think you know, it really is the same story as this quarter across-the-board growth.

Shekar: Sir, actually what I was referring to was in terms of verticals for IT services, say like financial vertical, insurance, telecom OEM, which is what I was saying. Among these verticals where do you see the maximum growth coming, like utilities, whatever?

Vivek Paul: You know, I mean, there is too much detail there to be able to comment about in terms of where, calling what. I think it is, you know, clearly, we have big strength in some areas which leverage growth, and on the other hand some places we are small. So, as a result our percentage growths are higher. So, I am sorry I cannot give you anything more specific than that.

Shekar: Thanks a lot.

Mitali Ghosh: Thank you.

Moderator: Thank you very much Ma’am. Participants are requested to kindly restrict to one question in the initial round. Coming up next is a question from Mr. Bhuvnesh Singh of CSFB.

Bhuvnesh Singh: Hi, Sir, congratulations on very good results. I wanted to understand that about the margin hike, margins in this quarter increased significantly compared to previous. Could you please comment on that?

Balki: Yeah, this is Balki here. The margin hike has been primarily contributed by three factors. One is this increase in price realization, improvement in offshore mix, and the third one is the cost of productivity on the SG&A front, and these are marginally offset by compensation increase and rupee appreciation.

Bhuvnesh Singh: On price realization, what I understood that a part of that around 2.5% was basically because of some revenue mix shift and also because of fixed price contracts having fewer cost overruns. Could you basically in margin hike sort of give a view that how much of this was basically one time and how much you see are the factors which can still continue going forward?

Vivek Paul: Well, if you look at the contribution to the operating margin increase, you know, 1.1% was the SG&A gearing, 0.6% is gross margin improvement. We think that on the SG&A gearing, we should continue to see that gearing as we continue to drive growth. So, I think that at least relative to where we are right now, you know, your question being, were the level you are at sustainable? Absolutely. I think that on the gross margin side, that was led primarily by the price improvements, we talked about the yield, and we talked about what we feel is that, you know, while it is difficult to call 3% price increases every quarter, current prices are very sustainable. So, we feel no issues on that. The second was one on the offshore improvement, I think that we actually do have a very high onsite contact at 57% and as a result we continue to expect that, you know, 58%, and as a result we continue to expect that that should improve. And you know, we have the other leverages as well. So, I guess, you know, we are feeling, as Suresh Senapaty said, holding aside the impact of foreign exchange, which is anybody’s guess, but fortunately we are pretty well hedged, we feel on an operating basis, we are in pretty good shape.

Bhuvnesh Singh: Thanks a lot. Sir, just one small question on your dividends. Do we expect that company could give more special dividends going forward as we think that our liquidity position keeps on getting better or something?

Suresh Senapaty: Nomenclature of the Rs. 25 dividend is one-time dividend. I suppose the language itself is self explanatory that there could not be repetition of that expected. And also let me clarify at this point that when you talk about Rs. 4 a share as a dividend in terms of the normal dividend, it is actually equivalent of 1.33 for the three shares that will come post the bonus. So, last year we had one rupee per share as a dividend. This year while it is Rs. 4, it is equivalent of Rs. 1.33 per share on the enhanced number of shares.

Bhuvnesh Singh: Thanks a lot.

Moderator: Thank you very much Sir. Next in line we have Mr. Pramod Gupta from ABN AMRO.

Pramod Gupta: I have actually just two questions; one on the BPO side, Raman, actually after this acquisition of Daksh by IBM, do you see a change in the landscape, competitive landscape for the BPO business? That is my first question. And second, I just wanted to understand, in the SG&A side, this quarter we have had an absolute decline quarter-on-quarter, if you could just explain that. Thank you very much, bye.

Raman: Okay, this is Raman. Pramod, basically I think IBM acquiring Daksh, there are two aspects that come top of the mind; one is that despite all the, you know, rhetoric that we are hearing in the US about offshoring, about India, etc., here is a large and a very respected corporate that sees the need of having a beach head in India, having India fulfillment capability, and that pretty much demonstrates the corporate sentiment of where this entire business pea stands and therefore demonstrates the need of the industry of what can be done. But having said that, that while at the macro level it demonstrates the need, at a micro level IBM acquiring Daksh does create a competitive environment for Wipro Spectramind. There will be competition and it will create a challenge. We believe we have a robust demonstrated competency and capability of fulfilling the BPO needs of our customers with reference-able customers, and we feel that that will give us an opportunity to be able to show what we can do for our customers. But will it be a challenge? Yes, it will be.

Lakshminarayana: Pramod, LAN here. On the SG&A, quarter-on-quarter it has just moved from 206 crores to about 210 crores in the Indian GAAP, at a Wipro Limited level.

Pramod Gupta: I am talking about actually under the US GAAP in the segmental level in IT services it has come down, basically marginally it has declined in spite of a higher revenue, I just wanted to....?

Lakshminarayana: Yeah, because the data seem to indicate that it is more like flattish, , Could we discuss that later because the data I have, it is sure flattish from about 1492 million to 1494 million quarter-on-quarter. Maybe either of us is missing something, we will just check that one out.

Pramod Gupta: Surely, I will give you a call later. Thank you.

Moderator: Thank you very much Sir. Our next question comes from Mr. Sujeet Sehgal of UBS.

Sujeet Sehgal: Hi, good afternoon gentlemen. I just had one question, primarily on the mix of employees in the US, we note that almost 60% of this employee base is on an L1 visa. So, the two questions here; one is that given the entire backlash going on between using and misusing this L1, what are you planning to do in terms of reducing this. And the second thing is, we also note that Wipro is one of the few companies paying differential salaries to L1 employees compared to H1B and would you be needing to equate this and what impact we can expect on the cost structures? That is it.

Lakshman Badiga: Lakshman Badiga here, as far as the L1 visas are concerned or H1, I think we do not differentiate in terms of the salaries, and we comply by all the laws and other stuff which are required both in terms of H1 or L1. So, there is no real differentiation in terms of how the employee is treated or something.

Sujeet Sehgal: And in terms of the exposure to L1 being as high as 60%, would you be wanting to reduce this, or you are comfortable maintaining this exposure?

Lakshman Badiga: See, as of today, we do not see any reason for concern in terms of either L1 or something because the L1B which allows the specialist category to work in the US under the specialized knowledge category does not call for any review as of today. So, we do not see any concern immediately but we are looking at both in terms of how to balance it, both H1 and L1.

Sujeet Sehgal: Okay, and my second question was actually on the, you know, some cases on the backlash we have heard involving Wipro, two or three cases in the last six months, what would you attribute this to and are you seeing this trend increasing or the worst is already behind us?

Vivek Paul: I am assuming you are talking about the Capital One or you are talking about the individuals being held at airports or something?

Sujeet Sehgal: No, Capital One and you know, Lehman, etc.

Vivek Paul: Actually, you know, I want to be very clear, that has nothing to do with the backlash. We stood up. The only difference is that, you know, for a process that is only 20 people strong, we never anticipated that we will be on the front page of the Financial Times. So, I think the reality is, look, you know, we have been very clear in this Capital One, we did an audit, we found a problem, we disclosed it to the customer, and we said we will stand by whatever remedy that you think is appropriate and fair in terms of our relationship here. So, you know, let us be very clear here, you know, we are growing at a very rapid pace, we are expanding service lines, we are building great customer relationships, and through it all we will always be accountable to our customers, and we will never hide something, we will never not face up to any situation. That is what we are. So, we went up to the customer, we told them, and you know, I do not want to put this under backlash. It has to do with the fact that we had a problem. It is just that it got more scrutiny than it should have, but 20 people out of 10,000 is not something that you, you know, overly worrying about, I mean, of course worry about even 1 out of 10,000, but frankly both of these; the Lehman case and the capital one case, I think that the Lehman case involves some 20 odd people and the capital one involved 30 people I think.

Raman Roy: 27.

Vivek Paul: 27, so 27+22, 50 people out of 10,000 over the space of one year, you know. I would not call that backlash.

Sujeet Sehgal: Okay, thanks gentlemen, thanks.

Moderator: Thank you very much Sir. Participants are requested to kindly restrict to one question in the initial round. Our next question comes from Mr. Alroy Lobo of Kotak.

Alroy Lobo: Yeah, Vivek, I just had, you know, one question for you. In terms of the, you know, trend if you are seeing in terms of multinationals bagging some large IT outsourcing contracts and some of them are you know, for customers which could be you know, customers of Wipro or for that matter the Indian IT services industry. In such a scenario, you know, what is the stand that Wipro would take; will they be, you know, willing to work with Accenture as a subcontractor or would they basically, you know, decide to, you know, sort of give away that project for those customers.

Vivek Paul: I think that, you know, I do not know which deal you specifically refer to, but to answer your question in terms of whether we would work with an Accenture, we already do. I mean, we have one customer where the customer has divided up the outsourcing into different packages and they have a concept of lead partner and pool partner. In one set of packages, we are the lead partner, Accenture is pool partner. In the other package, they are the lead partner, we are the pool partner. Look, we have no ego about this stuff you know. I mean at the end of the day we will work with a customer. There is another very large customer of us that wants us to be system integrator handling the entire range of activity by three other IT service companies, we are doing that. In another instance, somebody else is the lead integrator, on that we are working with them. So there is nothing, there is no pride, or there is no, kind of you know, I am bigger than you, in terms of how this works. You work together.

Kawaljeet: Hi, this is Kawaljeet here. I just want to know you know what is your per capita onsite wage in the March ending quarter and what was in it in the December ending quarter. And how much of the margins increased can be attributed to onsite wage rationalization?

Balki: The wage for, you know, the on-site wage for....

Kawaljeet: No per capita onsite wage?

Vivek Paul: Wage?

Kawaljeet: Yeah

Vivek Paul: Oh!, there was no change in the wage structure.

Kawaljeet: There was a comment made that you know, that in the H1B some special, you know, allowances which were there, you know, were withdrawn. Just want to know the impact of that on margins.

Suresh Senapaty: It is a very marginal change.

Vivek Paul: Yeah, that affected only 7% of our onsite population and that was the quarter before.

Kawaljeet: Okay, thank you.

Moderator: Thank you very much sir. We have our next question from Ms. Priya of Refco Sify.

Priya: Good afternoon sir. Congratulations on good set of numbers. My first question relates to the facts that while billing rate is the function of business offerings, do we expect further improvement in billing rate as the composition of technology business services increases on account of higher growth there.

Lakshminarayana: Yeah Priya can you speak louder, cannot hear you at all.

Priya: Yeah, LAN, I will just speak louder. Given that billing rate is a function of business offering do we continue to see improvement in the billing rate going forward as the composition of the technology business increases in the coming quarters?

Vivek Paul: I think that you know this is uncertain environment still as I said, you know, we have some customers that are demanding price declines, we are getting price increases on the other side, so we have the full bell curve right now. And I think that, you know, we have been able to see some good price stroke, we are going out and talking to customers about getting more prices, so our expectation is that the pricing should not be a depressant, but it is very tough to be terribly optimistic about continuing price increases right now. It is too early.

Priya: Okay. And given that you know, the TSP segment generally has a lag effect compared to telecom OEM spends. Given that now you are seeing traction in TSP segment also, could you give us the outlook going forward?

Vivek Paul: We have not really given any outlooks by vertical, but I think that as far as TSP is concerned, you know, we continue to feel that it should grow like, in line with the rest of the business, give or take a couple of quarterly aberrations.

Priya: Okay. My second question relates to the utilization rates, is it largely function of the net additions or is it; we would not expect it going down forward from 75 for the net utilization.

Balki: Yes, Balki here. The net utilization you know for the current quarter, that is quarter 4, is 75% versus 77% of the previous quarter, we do see some opportunities there.

Priya: Okay, thanks a lot. And this as a last question, out of the new client additions, how much have been on the telecom domain?

Lakshminarayana: Off the new clients added about four were the telecom OEM and about two in telecom service provider space.

Priya: Okay thanks a lot and wish you all the best.

Moderator: Thank you very much Ma’am. Participants are requested to kindly restrict to one question in the initial round. Our next question comes from Mr. Laxmikanth of HSBC.

Laxmikanth: Yeah, hi, good morning. I had a question related to your SG&A, you mentioned that about 1.1% of your margin increase came from SG&A gearing. I just wanted to know one factual thing. At this point, as a percentage of your IT services including BPO, software, and Nervewire, what would your SG&A be as a percentage of revenues, and secondly going forward, you know, what kind of leverage do you think exists, is it possible for you to support 20%-30% higher revenues at existing absolute SG&A base.

Balki: For the SG&A percentage for IT services is about 10.5%.

Laxmikanth: And what kind of leverage do you expect, you know, rather you believe you have at this point in terms of, you know, related to grow revenues next year, without proportionate increase in SG&A.

Vivek Paul: I am sorry; we need to correct that number that we just gave out. SG&A is 11.8% for the global IT services segment. So, we gave away different number there. Relative to outlook, you know, I think that our expectation is that we should continue to see some gearing over the year as we see continued volume growth, but it is difficult to give you a precise number.

Laxmikanth: Would you expect it to, you know, grow at a perhaps lesser pace than revenues.

Vivek Paul: Yes, SG&A will grow slower than revenues.

Laxmikanth: Thank you.

Moderator: Thank you very much sir. Participants are requested to kindly use your handsets while asking a question. Next in line we have Ms. Sohini Andani from LKP Shares.

Sohini Andani: Sir, my question is regarding Wipro Infotech business, we have seen this business growing on the top line somewhere between...

Lakshminarayana: You are not very audible Sohini, could you please be louder.

Sohini Andani: Yeah, my question is on the Wipro Infotech business, we have seen that in last two years or so, this business is growing, the domestic IT business is growing at about 14-15% rate, although the margin improvement, some margin improvement we have seen in this year, going forward do we see a inflection in the growth rate in the domestic IT business given that Indian economy is doing very well and what are the possibilities of further improvement in profitability of this business.

Suresh Vaswani: This is Suresh Vaswani here. See, our thrust in the domestic business really over the last two years and going forward is to, you know, really enhance our service offerings to customer and become much fuller in terms of services to customers. So today basically we are able to build the entire IT infrastructure for customers, we do infrastructure management for customers, and we also do software development and consulting for customers. So, our thrust really in the domestic market is to become strategic IT partner to key customers, and you, we will continue doing that and we will continue enhancing our service offerings as we go forward. Now, coming to your specific question, I think the domestic market is beginning to look more bullish, and we will continue to enhance offerings in this market, and we would basically strive to be ahead of the market curve in the domestic market.

Sohini Andani: Sir, the domestic IT business is contributing about 7% of the total revenues, do we see that share increasing in the total growth of the company.

Suresh Vaswani: See, the domestic IT business is contributing more than, it is around 11%...just one minute. Yeah, you know, it is very difficult to...

Lakshminarayana: Yeah, Sohini, 15% of revenues and 7% of operating income under US GAAP for year.

Sohini: Yeah, right.

Suresh Vaswani: So, you know, I think we are looking at the domestic market from a domestic market perspective. It is not actually comparable, because in the domestic market we also do a lot of hardware business in addition to the services and software business. I think the right way to look at it is we are addressing the domestic market with a full range of services, with our entire range of IT product offerings, and we would continue to enhance and grow this market and keep ahead of the market curve. Now, how that translates into in terms of Wipro overall revenue.....

Suresh Senapaty: No, what he is saying is that, there are growth opportunities both in global IT as well as Indian IT. So it is not as if we have capped it saying that we don’t want to grow the business in a manner that the percentage mix would undergo change or cannot undergo change. So, it is, the very fact that they are businesses of their own; the opportunity for growth is completely open.

Suresh Vaswani: So we are driven more by keeping ahead of the market growth rather than you know internal percentages.

Sohini Andani: Right. Thank you Sir.

Moderator: Thank you very much Ma’am. Our next question comes from Mr. Srinivas of Strategic Analysis.

Srinivas: Yeah, hi, congratulation on fantastic fourth quarter results, gentleman. Quick question here on the Wipro Infotech, the domestic IT business. If you look at the Asia Pacific prospects, particularly the Middle East and the China and the Taiwanese markets, are we seeing some sort of go forward strategy out there in terms of expansion?

Suresh Vaswani: We are currently focused on the business in the Middle East market in Saudi Arabia and United.., basically in the GCC countries, and in the Asia-Pacific, we are more focused on Australia currently. So, our driver is to basically focus on these markets and, you know, continue the growth that we have been seeing in these markets over the last couple of years. So, we will invest in these markets. There is enough room for us to expand in these markets. So, we are focused on these geographies currently.

Srinivas: Are we looking specifically at any IT outsourcing contracts in these geographies?

Suresh Vaswani: No, we are addressing the IT outsourcing market specifically in India where we have won some contracts over the last one or two years. We have actually won three contracts over the last one year in the IT outsourcing space. Specifically in the Middle East and Asia-Pacific markets, our thrust is more on services and software integration similar to what we do globally.

Srinivas: Okay, thank you.

Moderator: Thank you very much Sir. Our next question comes from Mr. Supratim Basu of ICICI Securities.

Supratim Basu: Thanks, good afternoon guys, excellent quarter. If you could give me a bit more color on this, on the telecom OEM vertical in terms of where the growth is coming from in terms of segments or in terms of technologies, and also your utilities vertical which has shown a decent jump this quarter, and specifically with respect to Transco?

Sudip: Supratim, Sudip here, on the utilities vertical, after two or three quarters of lower than 10% growth, this quarter the growth has jumped to 13% and that has been led by Transco where volumes have picked up very strongly. We see client additions in that, we have added two more very large utility clients, and they have also started generating revenue. So, we continue to be very bullish as far as the utilities vertical is concerned.

Supratim Basu: So, Sir, would you take a call that the merger related uncertainties with NGT is over, it is behind Wipro now?

Sudip: Oh, yes, the merger related uncertainties resulted in, you know, the merged company reevaluating all the work packs, and deciding how they would proceed further. Since then, you know, we have had client additions in terms of new geographies getting added to Transco account, Transco North America which is now National Grid Transco has also started doing work with us and therefore we could safely say that that part of the story is behind us now.

Supratim Basu: Right, and if you can just push a bit more on this, would you then say that you actually see a share of the total potential budget in Transco actually likely to rise over the next four to six quarters?

Sudip: Well, that is difficult to answer in terms of share, because we do not give, you know, specific customer information like that.

Supratim Basu: Right, okay. And the telecom OEM side?

Vivek Paul: On the telecom OEM side, we are just coming off as I said of several quarters of sequential growth. We are not quite sure that we are going to see that same torrid growth rate continuing but I think that growth is definitely part of our.

Supratim Basu: If you could just give me a sense of where, you know, which segment, which technologies, what types of projects where you are actually seeing this growth?

Vivek Paul: I would say that what we are seeing is that first of all our fastest growing segment within this is tier-2 companies, which is companies that, you know, were not among the top 7 or 8 list that we had, but they had really depressed capital spending, and now beginning to spend on R&D again. So, that is a big growth segment for us and you know our very strong positioning in telecom makes us the natural choice for most of them. I would say the second is that, you know, relative to different customers, we are beginning to see again, you know, I am just thinking across the board, I mean, we are doing maintenance work, we are doing new product development, well, certainly if you compare to last year, I guess, new product development is more of it than it was before. We are doing....i am sorry, yeah, total product outsourcing, that is another one, where we take over the entire maintenance, field support, you know, installed base etc.

Supratim Basu: Right, with respect to these tier-2 vendors, do you actually see any increasing financial risk from a receivable perspective, one, and do you actually have to increase your sales and marketing cost to go after these tier-2 guys or do they just come to you and say “Hey, do this work for us?”

Vivek Paul: There are not that many tier-2 guys, so, and in some sense, you know, they are not unfamiliar names, are all people we been talking to, just they went underground for a while over the last couple of years, they are now reemerging. However, as the sales cost go up, I think that as far as their receivables is concerned, no, I mean I think that, certainly they don’t have the financial stability of a tier-1, but we are pretty careful about not signing up with fly by nights.

Suresh Senapaty: Plus, when you are talking about the growth rates, I mean, because the base of tier-2 is low, therefore the growth rates are higher. Or in absolute terms, it will still be the existing customer giving more business.

Supratim Basu: Right, thank you very much and good luck guys.

Suresh Senapaty: Thank you.

Moderator: Thank you very much Sir. Participants are requested to restrict to one question in the initial round. Next in line, we have Mr. Nitin Bambani from JP Morgan.

Nitin Bambani: I had a question on operating expenses. It looks like in the global IT business, operating expenses are close to 12% of sales which is around the lowest they have been for several quarters, past two or three years. I am surprised to see that there is still further room to reduce that. What is the level at which, you know, you need to sustain this on a normalized basis?

Vivek Paul: I think that you know the reason why we expect to reduce this is not by reducing the absolute spending, but by having spending go up slower than sales. I think that the second is that you know, at least three quarters ago this category also included provision for doubtful debts, which had gone up as a result of some good customers paying late. I think that that has also been addressed where it is in a much more manageable, in line with sort of long-term historical averages. So, I would say that that is kind of where we are.

Nitin Bambani: Right, and just a quick one on tax rate, it was 19% this quarter. What is the level we should be thinking about for this current quarter?

Suresh Senapaty: It includes about 6% provisions we made for past years.

Nitin Bambani: Okay, so, how about for this year?

Suresh Senapaty: Well, other than for that I suppose it will be within 1 to 1.5% range.

Nitin Bambani: Okay, thank you.

Moderator: Thank you very much Sir. Our next question comes from Mr. Dipen Shah of Dolat Capital.

Dipen Shah: Hi, just one thing on the billing rates, as you said that the billing rates have increased by about half a percentage point on a like-to-like basis, I just wanted to get a sense of what are the triggers we should be looking at, and what are the signals which we should be looking at, which would signify that billing rates could actually go up higher on like-to-like basis?

Vivek Paul: I am not sure I could give you any lead indicators, I mean, I think, you know, all I can say is that we are pushing that lever and you know it is meeting with mixed success, but some success. I am not sure, I am sorry, you asked me for what leading indicators you could see.

Dipen Shah: Yeah. On an industry wide basis there are increases in onsite salaries, when they come about then you will also be impacted, can we assume a rate increase or any other indicators industry wide, not specific to Wipro?

Vivek Paul: No, I mean, I think that to me the biggest indicator is demand growth, you know, and I think that we are seeing that.

Dipen Shah: Okay, thank you.

Suresh Senapaty: Can we have the last question operator?

Moderator: Sure Sir. Our last question comes from Mr. Nitin Chaturvedi of Quantum. Hello Mr. Chaturvedi? We will move on to the next question from Mr. Sachin Upadhyay of Gupta Equities. Hello Mr. Upadhyay?

Lakshminarayana: Yeah, Prathibha, then we will close the call.

Moderator: Sure Sir. At this moment, I would like to hand over the floor back to the Wipro management for final remarks.

Lakshminarayana: Thank you ladies and gentlemen for participating in this call and for your interest. If you have any comments, of course, the transcript of this call will be put up in a couple of days and an archived audio recording would also be available on our website for about a month, and in addition of course, if you have any questions, please feel free to call any of us in the investor relations team, we would be delighted to talk to you. Thank you for being in the call once again. See you next quarter. Thank you. Have a nice day.

Moderator: Ladies and gentlemen, thank you for choosing Cyber Bazaar’s conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.

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